PHL Variable Insurance Company

Customer Care Center

P.O. Box 22012

Albany, NY 12201

www.phoenixwm.com*

1-800-541-0171

September 16, 2014

Dear Valued Customer:

Background

As PHL Variable Insurance Company (the “Company” and “we”) previously disclosed to you, the Company determined that certain of its previously issued financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), should no longer be relied upon and should be restated to correct errors in those financial statements (the “GAAP restatement”). On April 25, 2014, the Company filed its Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) containing audited financial statements for the years ended December 31, 2012, 2011 and 2010 and unaudited interim financial statements presented for each quarter during the fiscal years 2012 and 2011, which in each case were presented on a restated basis to the extent filed in a periodic report by the Company with the Securities and Exchange Commission (“SEC”) prior to September 18, 2012.

As a result of the GAAP restatement, the Company has been delayed in completing its 2013 audited GAAP financial statements and updating its registration statements for products offered under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, with the Company’s 2013 GAAP financial information and related disclosure.

The Company has not sold to any new contract owners any SEC-registered annuity and life insurance contracts since the GAAP restatement process was announced by the Company. Contract owners at that time, however, have been permitted to exercise rights provided by their existing contracts, including the right to make additional premium payments into these SEC-registered annuity and life insurance contracts.

For those contracts offering the Market Value Adjusted Guaranteed Interest Account (“MVA Option”), effective May 1, 2013, the MVA Option has not been available for any new investment. If a contract owner has cash value invested in the MVA Option and the guarantee period expires, that contract owner must reallocate the value to the then available variable investment options or the Guaranteed Interest Account (“GIA”). If the contract owner fails to make this allocation within fifteen (15) days following the end of the guarantee period, the Company will then allocate that value to the GIA and seek further allocation instructions from the contract owner.

This notice provides new information about the administrative order issued by the SEC, the Company’s audited GAAP financial statements for the year ended December 31, 2013, which are now available to you at no cost as described below, and conclusions about the Company’s assessment regarding its internal control over financial reporting as disclosed in its Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”).

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Amended Administrative Order

In a prior notice, the Company reported that it and The Phoenix Companies, Inc., the indirect parent of the Company, (“Phoenix”) had submitted an Offer of Settlement with the SEC pursuant to which Phoenix and the Company consented to the issuance of a form of an Order Instituting Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-And Desist Order which was approved by the SEC on March 21, 2014 (the “March 2014 Order”). On July 16, 2014, Phoenix and the Company submitted an Amended Offer of Settlement with the SEC pursuant to which the Company and Phoenix consented to the issuance of the form of an Order Amending Order Instituting Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-and-Desist Order (the “Amended Order”). Except as amended by the Amended Order, which was approved by the SEC on August 1, 2014, the March 2014 Order remains in effect. Phoenix and the Company each paid a civil monetary penalty in the amount of $100,000 to the U.S. Treasury following the entry of the Amended Order, and will be required to pay the following additional monetary penalties with respect to a future late filing of any periodic report of the Company or Phoenix covered by the Amended Order: $20,000 per filing for the first week in which a filing is delinquent, plus, for each week or partial week thereafter an additional amount equal to the sum of a) $20,000 and b) $5,000 multiplied by the number of complete weeks that the filing has been delinquent before the week in which the late filing is made.

The following table sets forth the deadlines in the Amended Order for Phoenix’s SEC periodic reports:

Phoenix Timetable of SEC Periodic Reports

Form	Period	Amended Deadline
10-K	Year ended December 31, 2013	August 6, 2014
10-Q	Quarterly Period ended March 31, 2013	September 10, 2014
10-Q	Quarterly Period ended June 30, 2013	September 10, 2014
10-Q	Quarterly Period ended September 30, 2013	September 10, 2014
10-Q	Quarterly Period ended March 31, 2014	October 17, 2014
10-Q	Quarterly Period ended June 30, 2014	October 24, 2014
10-Q	Quarterly Period ended September 30, 2014	December 5, 2014

In its Quarterly Reports on Form 10-Q for the periods ended March 31, 2013, June 30, 2013 and September 30, 2013, Phoenix said it believes it will become a timely filer with the filing of its Annual Report on Form 10-K for the year ending December 31, 2014. Phoenix filed its Annual Report on Form 10-K for the year ended December 31, 2013 with the SEC on August 6, 2014. Phoenix also filed its Quarterly Reports on Form 10-Q for the periods ended March 31, 2013, June 30, 2013, and September 30, 2013 with the SEC on September 11, 2014.

The following table sets forth the deadlines in the Amended Order for the Company’s SEC periodic reports:

Company Timetable of SEC Periodic Reports

Form	Period	Amended Deadline
10-K	Year ended December 31, 2013	August 22, 2014
10-Q	Quarterly Period ended March 31, 2013	September 12, 2014
10-Q	Quarterly Period ended June 30, 2013	September 12, 2014
10-Q	Quarterly Period ended September 30, 2013	September 12, 2014
10-Q	Quarterly Period ended March 31, 2014	October 21, 2014
10-Q	Quarterly Period ended June 30, 2014	October 28, 2014
10-Q	Quarterly Period ended September 30, 2014	December 12, 2014

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In its Quarterly Reports on Form 10-Q for the periods ended March 31, 2013, June 30, 2013 and September 30, 2013, the Company said it believes it will become a timely filer with the filing of its Annual Report on Form 10-K for the year ending December 31, 2014. The Company filed its 2013 Form 10-K with the SEC on August 22, 2014. The Company also filed its Quarterly Reports on Form 10-Q for the periods ended March 31, 2013, June 30, 2013, and September 30, 2013 with the SEC on September 12, 2014.

Financial Statements

Update on the Company’s GAAP Financial Statements for 2013 and information regarding the GAAP financial statements of the separate account funding your contract for the year ended December 31, 2013 (“Separate Account GAAP Financial Statements for 2013”)

The Company has completed the audit of its GAAP financial statements for the year ended December 31, 2013. As a result, you should rely on such GAAP financial statements in assessing the Company’s ability to meet its obligations under the contracts. You should not consider them as bearing on the investment performance of the assets held in the separate account funding your contract.

In May, 2014, we mailed to you the Separate Account GAAP Financial Statements for 2013.

The GAAP financial statements of the Company for the years ended December 31, 2013, 2012 and 2011, the Separate Account GAAP Financial Statements for 2013 and the Company’s 2013 Form 10-K are available to you free of charge by calling 1-800-541-0171, by writing to us at Phoenix Variable Products Mail Operation, P.O. Box 8027, Boston, MA 02266-8027, or by visiting our website at www.phoenixwm.com* under “Products/Product Prospectuses.”

Important Information About the Company’s 2013 Form 10-K

The Company’s GAAP financial statements described above are also included in the 2013 Form 10-K. The 2013 Form 10-K contains other important information, including Management’s Report on Internal Control over Financial Reporting and progress on the Company’s plan for enhancing its internal controls. Management concluded that the material weaknesses noted below were first identified and reported in the 2012 Form 10-K and have not been fully remediated as of December 31, 2013 due to insufficient time to fully evaluate, implement and assess the design and operating effectiveness of the related controls. As disclosed in the 2013 Form 10-K, management concluded that there were material weaknesses that included deficiencies in the period-end financial reporting process including the processing of journal entries and the preparation and review of account reconciliations, insufficient complement of personnel with a level of accounting knowledge commensurate with the Company’s financial reporting requirements and ineffective monitoring and review activities. These material weaknesses also contributed to the following material weaknesses in internal control over financial reporting which have been identified and included in management’s assessment as of December 31, 2013: actuarial finance and valuation, investments, reinsurance accounting, cash flows and changes in classifications, and access to applications and data. However, management has developed a plan for the implementation of remediation efforts that it believes will remediate these matters. Management’s evaluation of the Company’s disclosure controls and procedures, as well as management’s remediation initiatives, are more fully described in “Item 9A:Controls and Procedures” in Part II of the 2013 Form 10-K.

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This notice should be retained for future reference. If you have any questions, please contact us at 1-800-541-0171.

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Cautionary Statement Regarding Forward-Looking Statements

The foregoing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We intend for these forward-looking statements to be covered by the safe harbor provisions of the federal securities laws relating to forward-looking statements. These forward-looking statements include statements relating to, or representing management’s beliefs about, future events, transactions, strategies, operations and financial results, including, without limitation, our expectation to provide information within anticipated timeframes and in accordance with the Amended Order entered by the SEC with respect to Phoenix and the Company and otherwise in accordance with law, the outcome of litigation and claims as well as regulatory examinations, investigations, proceedings and orders arising out of the financial statement restatements of Phoenix and the Company and the failure by Phoenix and the Company to complete their delayed SEC filings, file SEC reports on a timely basis, and become current in their periodic SEC reporting obligations in accordance with their previously announced revised timetables, potential penalties that may result from failure to timely file statutory financial statements with state insurance regulators and failure to comply with the Amended Order. Such forward-looking statements often contain words such as “will,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “is targeting,” “may,” “should” and other similar words or expressions. Forward-looking statements are made based upon management’s current expectations and beliefs and are not guarantees of future performance. Our ability to resume a timely filing schedule with respect to our SEC filings is subject to a number of contingencies, including but not limited to, whether existing systems and processes can be timely updated, supplemented or replaced, and whether additional filings may be necessary in connection with the restatement. Our actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others, those risks and uncertainties described in any of our other filings with the SEC. Certain other factors which may impact our business, financial condition or results of operations or which may cause actual results to differ from such forward-looking statements are discussed or included in our reports filed with the SEC and are available on our website at www.phoenixwm.com* under “Products/Product Prospectuses.” You are urged to carefully consider all such factors. We do not undertake or plan to update or revise forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this document, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If we make any future public statements or disclosures which modify or impact any of the forward-looking statements contained in or accompanying this document, such statements or disclosures will be deemed to modify or supersede such statements in this document.

*	This is intended as an inactive textual reference only.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

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